EXHIBIT 77H

CHANGES IN CONTROL OF REGISTRANT

For RiverSource Disciplined Small and Mid Cap Equity Fund:

During the six-month period ended July 31, 2008, the Fund served as an underlying investment of affiliated funds-of-funds. The Disciplined Asset Allocation Portfolios, RiverSource Portfolio Builder funds, RiverSource Retirement Plus funds and RiverSource Investments, LLC, through their initial capital investments, were owners of record of more than 25% of the outstanding shares of the Fund.


For RiverSource Disciplined Small Cap Value Fund:

During the six-month period ended July 31, 2008, the Fund served as an underlying investment of affiliated funds-of-funds. The RiverSource Income Builder funds and RiverSource Investments, LLC, through their initial capital investments, were owners of record of more than 25% of the outstanding shares of the Fund.